NR12-20	August 23, 2012

Cardero Announces Multiple
High-Grade Iron Intersections,
Sheini Hills Iron Project, Ghana

Highlights include:
Hole 39: 278 metres from surface, grading 43.2% Iron
Hole 43: 107.1 metres from surface, grading 42.4% Iron

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces receipt of multiple high-grade drill results from Phase I drilling at the Company’s Sheini Hills Iron Project in northeastern Ghana. New drill results from 6 holes in the northern portion of the drill area have returned high-grade iron intersected from surface to depths of up to 278 metres.

Highlights include Hole 039, which returned 278 metres grading 43.2% iron from surface, including 10.7 metres grading 50.6% iron from surface. Hole 043, located 3.2 kilometres to the south, intersected 166.2 metres grading 37.7% iron from surface, including 107.1 metres grading 42.4% iron from surface. These drill holes are located in folded and faulted zones, supporting the interpretation of higher-grade iron concentrations coincident with structural complexity. In addition, structural thickening in these zones will provide additional in-situ tonnage for the maiden resource calculation, due to be published in Q4 2012.

Results are presented in detail, by drill section, below:

Figure 1: DRILL SECTION 1013600N

Cardero Resource Corp.	- 2 -	August 23, 2012
NR12-20 Continued

Table 1: DRILL SECTION 1013600N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD009	0.0	57.0	57.0	45.7
SCD036	172.0	217.0	45.0	39.5
SCD039	0.0	278.8	278.8	43.2
incl.	0.0	10.7	10.7	50.6
incl.	28.0	51.0	23.0	49.6
SCD045			results pending
Average thickness / hole *			126.9
Weighted average grade*				43.1

Drill hole SCD009 previously reported (NR12-17). *Weighted average thickness and grade is based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 2: DRILL SECTION 1011200N

Table 2: DRILL SECTION 1011200N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD035	0.0	75.2	75.2	35.1
incl.	0.0	53.2	53.2	38.2
SCD037			results pending
SCD040			results pending
SCD042			results pending
Average thickness / hole *			75.2
Weighted average grade*				35.1

*Weighted average thickness and grade is based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Cardero Resource Corp.	- 3 -	August 23, 2012
NR12-20 Continued

Figure 3: DRILL SECTION 1010400N

Table 3: DRILL SECTION 1010400N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD025		no significant results
SCD027			not assayed
SCD030			not assayed
SCD034			not assayed
SCD038			not assayed
SCD041			not assayed
SCD043	0.0	166.2	166.2	37.7
incl.	0.0	107.1	107.1	42.4
Average thickness / hole *			166.2
Weighted average grade*				37.7

All results now reported for this drill section. Drill hole SCD025 previously reported (NR12-19). *Weighted average thickness and grade is based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Cardero Resource Corp.	- 4 -	August 23, 2012
NR12-20 Continued

Figure 4: DRILL SECTION 1008000N

Table 4: DRILL SECTION 1008000N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD016	43.1	103.2	60.1	34.6
SCD019	0.0	3.5	3.5	44.8
and	11.3	53.0	41.7	31.3
SCD021	49.9	148.0	98.1	30.6
incl.	53.0	59.4	6.4	37.8
incl.	67.3	72.4	5.1	40.4
SCD024	0.0	4.3	4.3	48.6
and	60.3	109.9	49.6	39.9
SCD026	10.0	96.5	86.5	31.4
incl.	10.0	30.0	20.0	36.4
incl.	81.2	93.7	12.5	35.6
SCD028	0.0	56.0	56.0	38.8
SCD033	10.0	59.5	49.5	37.2
Average thickness / hole *			63.1
Weighted average grade*				34.2

All results now reported for this drill section. Drill hole SCD016, SCD019, SCD021, SCD026, SCD028 previously reported (NR12-19). *Weighted average thickness and grade is based on full intersections. High-grade surface ferricrete intersections in Hole SCD019 and SCD024 are also excluded as this is a different potential ore-type. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Cardero Resource Corp.	- 5 -	August 23, 2012
NR12-20 Continued

PHASE I DRILL TESTING

Phase I exploration at the Sheini Hills Iron project has now been completed. The program targeted two main types of potential iron ore, ironstone ridges and surface ferricretes, both being haematite-dominated with negligible magnetite content.

Ironstone Ridges have been tested with 9192.4 metres of diamond drilling. A total of 67 diamond drill holes have been completed to date with results received for the first 30 drill holes.

In Phase I, ironstone ridges were drilled over a strike length of 9 kilometres north-south and along section lines averaging approximately 600 metres east-west. Aggregate apparent ironstone thicknesses range from 3.8 metres in SCD032 to 278 metres in SCD039. Outcropping ironstones over an additional 24 kilometres of strike length have been targeted for future drill-testing.

The Ironstone ridges are composed of two potential ore-types. Higher grade thinly banded ironstones are considered to be primary Rapitan-type ironstones although an epigenetic origin cannot be entirely ruled out. Associated diamictites, sediments of probable glacial origin, are thought to be epigenetic and partially replaced by haematite.

Surface Ferricrete/Detrital Deposits were tested with 1923 metres of reverse circulation drilling.

Detrital iron deposits are found where weathering has eroded bedded iron deposits and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types are found peripheral to the Sheini Hills ironstone ridges. When rock units break down under the weathering process they are often affected by circulating groundwater under appropriate conditions typically form hard indurated zones such as ferricrete and laterite.

The quality of the iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes.

RESOURCE ESTIMATE

SRK Consulting has been retained to complete an initial resource estimate. Now that Phase 1 exploration is complete this is underway, with the maiden resource reporting anticipated for Q4 2012.

Cardero Resource Corp.	- 6 -	August 23, 2012
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Figure 5: Maps showing Sheini Property (left) and the Phase I drill program focused in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Section lines are shown for figures 1, 2, 3 and 4. Sections 1009600N, 1008800N, 1007170N and 1006400N contain previously released drill results.

Cardero Resource Corp.	- 7 -	August 23, 2012
NR12-20 Continued

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cardero Resource Corp.	- 8 -	August 23, 2012
NR12-20 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.